

June 6, 2013

Via E-mail
Michael McFerran
Chief Financial Officer
KKR Financial Holdings LLC
555 California Street, 50th Floor
San Francisco, CA 94104

     Re: **KKR Financial Holdings LLC**
              Form 10-K for the period ended December 31, 2012
              Filed February 28, 2013
              Form 10-Q for the period ended March 31, 2013
              Filed May 8, 2013
              File No. 001-33437

Dear Mr. McFerran:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended December 31, 2012

Investment Portfolio – Overview, page 69

1. On page 70 you disclose that a minority interest in three of your CLO transactions is not held by you. Please tell us how you considered whether this represented a non-controlling interest. Please revise future filings to clarify if the minority interest represents an ownership interest. Refer to guidance starting at ASC 810-10-45-15.

Segment Results – Credit Segment, page 82

2. Considering the materiality of net realized and unrealized gain on investments, please revise future filings to present in a tabular format, detail of this amount based on the type of asset (corporate loans held for sale, corporate debt securities, etc.) and nature of the gain (unrealized, realized, lower of cost of market charge, etc.). Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Troubled Debt Restructurings, page 96

3. We note you recorded a large charge related to a troubled debt restructuring during 2012. Please revise future filings to disclose information related to this transaction that allows an investor to clearly understand how this transaction was presented in the financial statements. For instance, disclose the amount of loans held for investment and held for sale before and after the modification and the amount of the charge recorded in the allowance for loan loss and the amount of the charge recorded in the lower of cost or estimate fair value allowance. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

Loans Held for Sale and Lower of Cost or Fair Value Adjustment, page 98

4. Please revise future filings to provide a roll forward of the lower of cost or fair value adjustment for each period presented which details amounts on a gross basis such as charges from declines in value, credits from recoveries of declines in value, and reductions due to sales of loans or from loans transferred to held for investment. Please provide us a draft of your proposed disclosure that clearly identifies new or revised disclosure.

5. Please revise future filings to disclose where the net charge to earnings related to lower of cost or estimated fair value adjustments is presented in the income statement.

Consolidated Balance Sheets, page F-5

6. Please tell us how you considered whether you were required to present information related to consolidated variable interest entities on the face of your balance sheet as required by ASC 810-10-45-25.

7. For each line item in the balance sheet that contains both fair value and non-fair-value items, please revise future filings to parenthetically disclose the amount measured at fair value included in the aggregate amount. Refer to ASC 825-10-45-2 for guidance.

Consolidated Statements of Operations, page F-6

8. Please reconcile for us the $52 million of interest expense to affiliates recognized during 2012 considering the amount of CLO notes held by affiliates at December 31, 2012 was $297 million and considering the borrowing rates disclosed on page F-39.

9. You disclose that corporate loans are typically purchased via assignment or participation in either the primary or secondary market. Please tell us how you determine whether these loans are acquired with evidence of deterioration of credit quality since origination for which it is probable that you will be unable to collect all contractually required payments receivable and accounted for using the guidance in ASC 310-30.

   a. If you believe these loans are not in the scope of ASC 310-30, please provide us a brief analysis of the purchase discount on these loans (amount of loans purchased at a discount, average amount of discount on these loans, amount of loans with a significant discount, etc.) and tell us to what you attribute the discount.

   b. If you believe these loans are in the scope of ASC 310-30, please revise future filings to provide the disclosure required by ASC 310-30-50 and other relevant disclosure requirements for all periods presented.

Note 5. Corporate Loans and Allowance for Loan Losses, page F-30

10. Please tell us why the net unamortized discount related to Corporate Loans Held for Sale is so much larger as a percentage of principal as compared to Corporate Loans Held for Investment.

11. Based on your disclosure of your allowance for loan loss methodology, it appears that you measure credit impairment on specifically identified loans that are impaired using the guidance in ASC 310-10-35 (the allocated component) and that you measure credit impairment on the remaining loans collectively using the guidance in ASC 450-20 (the unallocated component). Therefore, please tell us why you disclose the entire allowance for loan losses and recorded investment in corporate loans as individually evaluated for impairment (ASC 310-10-35) on page F-32 or revise future filings to correctly disclose this information based on your credit impairment methodology. Please refer to ASC 310-10-50-11B(g) and (h) and ASC 310-10-50-11C for guidance.

Note 7. Borrowings, page F-38

12. For the line items in the table detailing the borrowings outstanding at period end for which you do not present a weighted average borrowing rate, please revise future filings to disclose an estimated weighted average rate based on the actual amount of cash/interest paid during the year.

<u>Note 13. Income Taxes, page F-53</u>

13. Please revise future filings to disclose the net difference between the tax bases and the reported amounts of your assets and liabilities. Refer to ASC 740-10-50-16 for guidance.

14. Please revise future filings to disclose the approximate tax effect of each type of temporary difference and carryforward that gives rise to a significant portion of deferred tax liabilities and deferred tax assets. Refer to ASC 740-10-50-6 for guidance.

15. To the extent income tax expense differs from the expected amount based on federal and state statutory rates, please revise future filings to disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying federal and state statutory tax rates to pretax income from continuing operations. Refer to ASC 740-10-50-12 for guidance.

<u>Form 10-Q for the period ended March 31, 2013</u>

<u>MD&A – Credit Segment – Other Income, page 57</u>

16. You disclose that you recognized a gain of $48.3 million during the quarter ended March 31, 2013 from the sale of one of your largest corporate loan positions. Please tell us all the relevant facts and circumstances related to the sale. Your response should include, but not be limited to, the following information:

- If the sale was to a related party or unrelated party.
- Basic underwriting information (borrower information, loan terms, etc.).
- A history of the accounting for the loan (classification, measurement, etc.) with supporting commentary.
- A history of the change in fair value for the loan with supporting commentary detailing the underlying reasons for significant changes.

<u>MD&A – Impaired Loans, page 65</u>

17. You disclose that $68.8 million of loans were extinguished through TDR's during the quarter ended March 31, 2013. Please tell us all the relevant facts and circumstances related to the extinguishment of these loans. Additionally, please tell us and revise future filings to clarify if all TDR's are considered to be impaired and measured using the guidance in ASC 310-10 unless paid in full, or otherwise settled, sold, or charged-off.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley at 202-551-3437 or me at 202-551-3474 if you have any questions.

Sincerely,

/s/ Sharon Blume

Sharon Blume
Assistant Chief Accountant